[Thacher Proffitt & Wood LLP Letterhead]

March 3, 2006

Daniel H. Morris
Attorney-Adviser
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:         Bear Stearns Asset Backed Securities I LLC
Regulation AB Submission
Filed January 30, 2006

Dear Mr. Morris:

We have received and reviewed your comment letter dated February 24, 2006 to our Registration Statement on form S-3 of January 30, 2006. This cover letter and the enclosed revised filing is intended to respond to the points raised in your letter in addition to providing you with the supplemental information requested by several comments. In some of our responses we proffer an explanation for our belief that a revision is not necessary and we would appreciate your additional consideration of these points in particular.

We have enclosed both clean and marked copies to show changes of the reviewed filing. References below to page numbers are to the unmarked version.

We appreciate the Commission’s continued review of our intended disclosure and look forward to working with you on such questions as may be presented in the course of developing a compliant filing for Bear Stearns Asset Backed Securities I LLC

General

Comment:

1.
We note your frequent use throughout the base prospectus of the phrase “unless otherwise specified in the related prospectus supplement,” or the use of similar language. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please revise the base prospectus to delete the phrase “unless otherwise specified in the prospectus supplement” and similar phrases, and describe the offering features reasonably contemplated to be included in an actual takedown.

Response:

We understand that phrases as described in this comment cannot be used to add asset types, structural features, credit enhancement types or similar items in the prospectus supplement that were not contemplated and described in the base prospectus. However, we understand that phrases of this type can be used in the base prospectus, to a limited degree, to permit supplemental or modified terms in the prospectus supplement so long as information in the prospectus supplement complements the information in the base prospectus and does not differ from it. We have reviewed our use of phrases of this type in the base prospectus, and have made revisions accordingly.

Comment:

2.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:

The Registrant has advised us that the depositor and any issuing entity established by the depositor or any affiliate of the depositor with respect to asset-backed securities involving the same asset class has been current and timely with Exchange Act reporting during the period January 1, 2005 through January 30, 2006. In making this confirmation, we take into account the definitions and conditions set forth in General Instruction I.A.4. of Form S-3.

The following is a list of CIK numbers for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering during the last twelve months:

0001243106; 0001319071; 0001341071; 0001318168; 0001328846; 0001338353; 0001347403; 0001315862; 0001322362; 0001328828; 0001330664; 0001334709; 0001337708; 0001340430; 0001343151; 0001345749; 0001325619; 0001345041; 0001342365; 0001347309; 0001337428; 0001315839; 0001319305; 0001322555; 0001325321; 0001328476; 0001331815; 0001334758; 0001337701; 0001340367; 0001342967; 0001345748; 0001346120; 0001328518; 0001337505; 0001317298; 0001327283; 0001336442; 0001342027; 0001326166; 0001331678; 0001315838; 0001340403; 0001346640; 0001336652; 0001342963; 0001345517; 0001337889; 0001337429; 0001337576; 0001340390; 0001342887; 0001348365; 0001349159; 0001349357; 0001352655; 0001350345; 0001349160; 0001350870; 0001349088; 0001353880; 0001354193; 0001350045; 0001353052

Comment:

3.
Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Response:

All material terms of the finalized agreements that are required to be filed as an exhibit to the registration statement under cover of Form 8-K will be disclosed in the final Rule 424(b) prospectus. We will file all agreements that are required to be filed with the Securities and Exchange Commission as promptly as possible after a transaction closes.

Comment:

4.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response:

The legality and tax opinion that is now being filed as an exhibit to the registration statement speaks prospectively to the securities to be issued in each takedown, and does not contain any conditions or qualifications that would not appear in, and be acceptable for, opinions delivered to transaction participants at the time of each takedown. Accordingly, we believe that the opinion that is filed as an exhibit fulfills the requirements for the final legality and tax opinions, as described in footnote 133 to the Regulation AB adopting release. This approach is consistent with our firm's past practice, and has been accepted by the Staff in prior Form S-3 ABS registration statement full reviews.

Comment:

5.	In your next amendment, please ensure that the base prospectus and prospectus supplements are properly paginated.

Response:

We will ensure that the base prospectus and prospectus supplements are properly paginated.

Prospectus Supplement # 1

Summary, page S-4

Comment:

6.	Please add a placeholder confirming that you will identify all affiliated and unaffiliated servicers if they represent 10% or more of the pool assets. Refer to Item 1108(a)(2)(i)-(iv) of Regulation.

Response:

We have made this change.

Comment:

7.
We note your discussion in the credit enhancement section on page S-10. However, we suggest providing a separate section which briefly summarizes the flow of funds, payment priorities and allocations among the classes of securities.

Response:

We have added a tabular summary of the key features of each class of certificates, similar to that found in the form of prospectus supplement in the Registrant's affiliated depositor registration statement. The table, combined with the diagrams described in response 8 and the existing text, provides a summary of these attributes.

Comment:

8.
In addition, we encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds and payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.

Response:

We have added several diagrams to each prospectus to indicate the type of diagram that may be used to depict the flow of funds, payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued securities. We anticipate that these diagrams would change based on the actual structure of a deal.

Trustee, page S-4

Comment:

9.	Please add a placeholder confirming that you will provide disclosure related to the trustee’s responsibilities and prior experience as required by Item 1109 of Regulation AB.

Response:

We have made this change.

Comment:

10.
While we note your optional termination discussion, please include a bracketed placeholder confirming that you will provide a summary of other events, if any, that can trigger liquidation or amortization of the asset pool or otherwise would alter the transaction structure or flow of funds. Refer to Item 1103(a)(3)(viii) of Regulation AB.

Response:

The structure contemplated in the form of prospectus supplement does not include any default or performance related events that could trigger a liquidation of the trust. However, there are certain triggering events related to loss and delinquency performance, and subordination levels, that may alter the cash flows as between the subordinate classes and the senior classes collectively. These events are identified in the summary, in the last paragraph under “Credit Enhancement”, with a cross reference to the sections in the full text where these provisions are described in full detail.

Credit Enhancement, page S-10

Comment:

11.
Please include a bracketed placeholder for other possible credit enhancement and derivative disclosure. We note the credit enhancement and derivatives you contemplate using as described in the base prospectus. Additionally, please include bracketed placeholders to confirm that you will identify any third parties providing credit support for 10% or more of the pool assets.

Response:

We have made this change.

Comment:

12.	Please provide a brief summary of how losses not covered by credit enhancement will be allocated to the securities. See Item 1103(a)(3)(ix) of Regulation AB.

Response:

We have made this change.

The Mortgage Pool, page S-29

Comment:

13.
Please revise this section to provide additional disclosure regarding the pool characteristics in tabular or graphical format. Revise Schedule A to show the tables or other types of data it will contain. Refer to Item 1111(b) of Regulation AB.

Response:

We have made this change.

Comment:

14.
We note the last paragraph on page S-30 indicating that you may include delinquent assets in an asset pool. Please expand your disclosure in this section to provide bracketed information showing the form of disclosure you would provide if applicable. See Items 1111(c) and 1100(b)(1) of Regulation AB. You may also refer to Section 1.01 of Regulation AB Telephone Interpretations available on our website.

Response:

We have made this change.

Comment:

15.	Please confirm, if true, that no more than 20% of the pool will be comprised of delinquent assets. Refer to Item 1101(d) of Regulation AB.

Response:

We have revised the document to indicate alternative disclosure that a specific percentage of the mortgage loans in the asset pool may be delinquent. We confirm that delinquent assets will be limited to less than 20% of the asset pool for any takedown.

The Originators, page S-35

Comment:

16.	Please add a placeholder confirming that you will provide the disclosure required by Item 1110(b) of Regulation AB for all originators of 20% or more of the pool assets.

Response:

We have made this change.

Servicing the Mortgage Loans, page S-40

Comment:

17.
We note that the base contemplates the use of multiple servicers in a given offering. PIease add a placeholder showing that you will provide for each servicer the disclosure required by Item 1108(b), (c) and (d) of Regulation AB.

Response:

We have made this change.

Description of the Certificates, S-49

Comment:

18.
Please provide a bracketed placeholder, where appropriate, confirming that you will provide all financial disclosure required by Item 1114(b) for credit enhancers meeting the applicable thresholds. Additionally, please provide similar bracketed language regarding the disclosure you will provide with respect to derivative arrangements with third parties. Refer to Item 1115 of Regulation AB.

Response:

We have made this change.

Prospectus Supplement # 2

Summary, page 2

Comment:

19.
We note that you included in the summary to prospectus supplement #1 a subsection entitled “Description of Certificates” that discusses the offered and non-offered certificates. Please revise the summary to include a similar discussion in prospectus supplement #2.

Response:

We have made this change.

Comment:

20.
We note that prospectus supplement #1 contains a section in the summary entitled “Pass-Through Rates”, which is cross-referenced on the cover of that supplement. Please revise to include a similar section in this supplement.

Response:

We have made this change.

Comment:

21.	Please revise the summary to disclose the minimum denomination of the offered securities. Refer to Item 1103(a)(3)(iv) of Regulation AB.

Response:

We have made this change.

Comment:

22.
Please include a placeholder confirming that you will provide, when applicable, a brief summary of the circumstances under which pool assets can be added, removed or substituted. Refer to Item 1103(a)(6) of Regulation AB.

Response:

We have made this change.

Base Prospectus

Description of the Securities, page 14

Comment:

23.
We note the second sentence of the fifth paragraph on page 14. Please note that the terms of the prospectus supplement should not materially differ from the terms set forth in the base prospectus. Please confirm your understanding and revise accordingly.

Response:

We confirm the “no material difference” position of the SEC and have removed this sentence.

Payments of Interest, page 21

Comment:

24.
We note that the related prospectus supplement will specify the security interest rate, or, in the case of a variable or adjustable security interest rate, the method for determining the security interest rate, for each class. Please revise the base prospectus to specify all indices that may be used to determine interest payments on the offered securities. Refer to Item 1113(a)(3) of Regulation AB. Alternately, confirm that all possible indices of interest will represent traditional indices for interest on debt and will not be indexes of securities or commodities.

Response:

We note that for REMIC purposes a qualifying index (for an eligible mortgage loan under REMIC) is one that “can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the debt instrument is denominated for the issuer of the debt instrument or for issuers in general.” This definition is broad enough to incorporate the majority of interest rate indices such as LIBOR, a prime rate, or an average of yields on Treasuries.

We also note that the definition of fixed-income securities for purposes of Rule 3a-7 includes a concept that interest may be payable based on a fixed rate, or based on “a standard or formula which does not reference any change in the market value or fair value of eligible assets.”

We do not believe that Regulation AB contains an express limitation on the types of indices that may apply to pool assets that have adjustable interest rates. Nevertheless, it is our intention that indices that apply to pool assets with adjustable rates will be indices that are of a type that are customarily used in the debt and fixed income markets to measure the cost of borrowed funds, and that these indices will not be tied to the value of an equity or commodity or otherwise create exposure to ABS investors to an asset that is not transferred to or otherwise a part of the asset pool.

Consistent with the foregoing, we do not believe that Regulation AB requires a listing in the base prospectus of all possible indices that may apply to pool assets with adjustable rates. However, we have added language to the base prospectus stating that all indices that apply to pool assets with adjustable rates will be indices “that are of a type that are customarily used in the debt and fixed income markets to measure the cost of borrowed funds.”

The Trust Funds, page 25

Comment:

25.
We note the second sentence of the second paragraph of this section. Either delete or tell us the circumstances under which the assets of a given trust would serve as collateral for a different series of securities.

Response:

We have deleted this sentence.

Additional Information, page 36

Comment:

26.	Please revise to end the first sentence of this section with the word “below”.

Response:

We have revised accordingly.

Comment:

27.	Also, revise the fifth bullet on page 37 to clarify that the delinquency status will be presented in 30/31 day buckets.

Response:

We have revised accordingly.

Comment:

28.	Please revise the final paragraph of this section to avoid the appearance of suggesting that you might offer securities without required disclosure about them.

Response:

We have revised accordingly.

Collection and Distribution Accounts, page 45

Comment:

29.
Your disclosure contemplates the use of prefunding accounts to purchase additional mortgage loans. Please revise the summary section of the prospectus supplements to include a bracketed placeholder confirming that you will provide the disclosure required by Item 1103(a)(5) of Regulation AB.

Response:

The requested disclosure has been added in the form of Prospectus Supplement.

Financial instruments, page 50

Comment:

30.
We note that you might have mandatory auctions of your securities. Please confirm that such auctions will not be controlled by affiliates of the registrant. Also, include language setting forth generally how such auctions might work.

Response:

Bracketed disclosure regarding the terms and operation of the market value swap has been added to the form of prospectus supplement under “The Market Value Swap and the Swap Counterparty.” As disclosed, the market value swap will operate in conjunction with the mandatory auction procedure. Under the mandatory auction procedure, the Auction Administrator will solicit bids for purchase of the securities in the secondary market from dealers and institutional investors. The sponsor and depositor and their affiliates are not allowed to bid in the auction. There is no minimum required bid. If bids are received for the entire amount of the securities subject to the mandatory auction, then the auction will have been successful and the securities will be sold to the highest bidders. The prices at which the securities are sold through this procedure will be used as the value of the securities for purposes of the market value swap. If the total auction price is less than par, the market value swap counterparty will pay the shortfall. If the total auction price is greater than par, then the counterparty will receive the excess. If the total auction price is less than par, the original investors in the securities will receive the auction price plus the market value swap proceeds, which together will equal par.

We believe that the market value swap is not a prohibited derivative under Regulation AB, because it references the value of the offered securities at the time of the mandatory auction, which is directly dependent upon the value of the pool assets as well as the credit enhancements and structure of the offered securities. The market value swap does not cause the performance of the offered securities to be dependent on an index or reference asset or any other financial asset that is not included in the asset pool.

In addition, we note that the mandatory auction procedure and the payment of the market value swap takes place outside of the issuing entity. The offered securities continue to remain outstanding following the auction procedure under their original terms.

Comment:

31.	Either delete the second bullet on page 50 or revise to clarify what indexes you are referring to.

Response:

We have revised the language; additionally, see comment #24.

Pooling and Servicing Agreement

Annual Statement as to Compliance, page 63

Assessment of Compliance and Attestation Reports, page 63

Comment:

32.
We note your definition of servicing criteria on page 24 of the Pooling and Servicing Agreement. Please note that the “servicing criteria” should be as set forth by the Commission in Item 1122 or as such criteria are modified by staff interpretations (and not interpretations by third parties). Please revise accordingly.

Response:

The definition of “Servicing Criteria” on page 24 of the Pooling and Servicing Agreement is intended to dictate that the required servicing criteria are as set forth in Item 1122 of Regulation AB. The exhibit referred to in the definition, is intended to allocate responsibility amongst the various parties to the transaction so as to satisfy the requirements of Item 1122 of Regulation AB.

Please contact Ady Adefris at (212) 912-7467 or the undersigned at (212) 912-7472 with any other questions.

Sincerely, /s/ Richard D. Simonds
Richard D. Simonds